

VIA FACSIMILE AND U.S. MAIL

November 30, 2007

Charles P. Cooley
Chief Financial Officer
The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

      RE: The Lubrizol Corporation
                 Form 10-K for Fiscal Year Ended December 31, 2006
                 Form 10-K/A for Fiscal Year Ended December 31, 2006
                 Forms 10-Q for Fiscal Quarters Ended March 31, 2007,
                 June 30, 2007 and September 30, 2007
                 File No. 1-5263

Dear Mr. Cooley:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Risk Factors, page 15

2. Disclosure states that "The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business." Please remove this language in future filings, because Lubrizol is required to disclose all risks that it believes are material at this time.

Operating Activities, page 44

3. Disclosures state that:

- Lubrizol manages its levels of inventories and accounts receivable on the basis of average days sales in inventory and average days sales in receivables.

- Lubrizol improved its days outstanding in accounts receivable and days in inventory.

In future filings, please consider providing appropriate quantitative data as part of the narrative presentation relating to operating activities.

Financial Statements

Note 13 – Pension, Profit Sharing and Other Postretirement Benefit Plans, page 89

4. You indicate that you lowered the expected long-term rate of return assumption for US pension plans 25 basis points to 8.25%. You also indicate that non-US plans have a slightly higher allocation of debt securities than the US Plans. Please provide us with your US and non-US benefit obligation, funded status and net periodic pension costs. Tell us whether your US plans and non-US plans use similar assumptions. In the context of paragraph 7 of SFAS 132R, explain and provide support for your combined treatment.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3789 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant